Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EDWARDS LIFESCIENCES CORPORATION

Edwards Lifesciences Corporation (the “Corporation”), a corporation organized and existing under the laws of the state of Delaware (the “DGCL”), does hereby certify that:

1.

The name under which the Corporation was originally incorporated was CVG Controlled Inc. and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 10, 1999.

2.

This Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) filed with the Secretary of State of the State of Delaware on May 16, 2013.

3.

The Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.	The first sentence of Article FOURTH of the Certificate of Incorporation be and hereby is amended and restated in its entirety to read as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is One Billion One Hundred Million (1,100,000,000) shares, of which Fifty Million (50,000,000) shares, par value $.01 per share, shall be preferred stock (“Preferred Stock”) and of which One Billion Fifty Million (1,050,000,000) shares, par value $1.00 per share, shall be common stock (the “Common Stock”).”

5.	This Certificate of Amendment shall become effective immediately upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf on this 7th day of May 2020.

EDWARDS LIFESCIENCES CORPORATION

By:	/s/ Michael A. Mussallem
Michael A. Mussallem
Chairman of the Board and
Chief Executive Officer